Tandy Brands Accessories, Inc.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011
October 3, 2008
Via Email (duchovnyd@sec.gov) and U.S. Mail
Daniel F. Duchovny, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628
Re:	Responses to Comments Received from the Staff of the Commission with respect to Definitive Additional Soliciting Materials of Tandy Brands Accessories, Inc. Filed September 25, 2008 (File No. 000-18927)
Dear Mr. Duchovny:
     This letter sets forth the response of Tandy Brands Accessories, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received by letter dated September 29, 2008 (the “Comment Letter”) with respect to the above-referenced Definitive Additional Soliciting Materials.
     For the convenience of the Staff, we have set forth below, in bold face type, the number and text of the comment in the Comment Letter followed by the Company’s response thereto.
1.	You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please provide us support for the disclosure under the heading “Don’t Let Nick Levis Derail The Company’s Plan.”
     Response: The Company has attached copies of the public court records substantiating the Company’s disclosure under the heading “Don’t Let Nick Levis Derail The Company’s Plan.”
     If you have any questions concerning the foregoing or require further information or clarification, please contact me at (817) 265-4113 or our legal counsel, Chris Williams, at (214) 745-5212.

Very truly yours,
/s/ M.C. Mackey
M.C. Mackey

cc:	J.S.B. Jenkins Christopher D. Williams, Esq. Jennifer S. Messer, Esq. Paul Schulman